Sextant Securities, LLC

Statement of Financial Condition

June 30, 2025

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SEC FILE NUMBER
8-69772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024____________ AND ENDING 06/30/2025____________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sextant Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 MADISON AVENUE, 17TH FLOOR

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Poche	212-751-4422	PRoche@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates
(Name – if individual, state last, first, and middle name)

11 Broadway,	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Daly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sextant Securities, LLC, as of June 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Patrick Daly 9/12/25

Managing Director

Lori Alessi

Notary Public

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified In Queens County
Commission Expires November 29, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SEXTANT SECURITIES, LLC

Table of Contents
June 30, 2025

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sextant Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sextant Securities, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Sextant Securities, LLC's auditor since 2017.

New York, NY

September 11, 2025

SEXTANT SECURITIES, LLC

Statement of Financial Condition
June 30, 2025

Assets		
Cash	$	593,593
Account receivable		169,143
Other asset		930
Prepaid expenses		25,928
Total assets	$	789,594
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	15,372
Accrued expenses		96,346
Due to parent		25,520
Total liabilities		137,238
Member's Equity		652,356
Total liabilities and member's equity	$	789,594

The accompanying notes are an integral part of this Statement of financial condition

SEXTANT SECURITIES, LLC

Notes to Statement of Financial Condition
June 30, 2025

1. **Organization and Business Description**

   Sextant Securities, LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formed for the purpose of providing broker dealer services in private placement of securities and similar services.

2. **Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Accounts Receivable
   Account receivable are stated at cost less an allowance for credit losses, if any, and represents fees management expects to collect based on each contract. On a periodic basis, the Company evaluates its account receivable and establishes an allowance for credit losses, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of July 1, 2024, and June 30, 2025, the Company's accounts receivable was $210,087 and $169,143, respectively. As of June 30, 2025, there was no allowance for credit losses.

   Income Taxes
   The Company is a limited liability company and is treated as a disregarded entity for federal, state and city income tax purposes; it therefore does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the ultimate member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Management has analyzed the Company's tax positions and has concluded that no liability for unrecognized tax benefits should be recorded as of June 30, 2025.

   Revenue Recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition). The Company had no contract assets as of July 1, 2024 and June 30, 2025. Contract liabilities were $330,000 at July 1, 2024 and $0 at June 30, 2025.

The accompanying notes are an integral part of this Statement of financial condition

2. Accounting Policies (continued)

Significant Judgements

The recognition and measurement of revenue is based on the assessment of individual contact terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

3. Related Party Transactions

The Company has an Expense Sharing Agreement (the "Agreement") in place with its Parent whereby the Parent pays certain expenses on behalf of the Company, such as salaries, professional and registration fees, administrative and other operational expense. These expenses are allocated to the Company in accordance with the Agreement. During the year, the Company had shared expenses of $1,413,899, total $935,900 was paid off and total $462,695 was converted as capital contributions. As of the year ended June 30, 2025, the balance due to the Parent was $25,520.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025 the Company's net capital was $456,355 which was $447,206 in excess of its minimum requirement of $9,149.

5. Compliance with Rule 15C3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

The accompanying notes are an integral part of this Statement of financial condition

SEXTANT SECURITIES, LLC

Notes to Statement of Financial Condition
June 30, 2025

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6.   Concentrations

All the Company's cash is maintained in a single financial institution. The Company does not consider itself to be at risk with respect to this concentration. For the year ended June 30, 2025 four customers accounted for 70% of the Company's revenue.   Two of the Company's accounts receivable accounted for approximately 91% of the accounts receivable balance at June 30, 2025.

7.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement fee income, service fee income, introduction fees and referral fee. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 81 percent of its total revenues from five external customers.

8.   Going Concern

The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are issued.

9.   Subsequent Events

Management of the Company has evaluated events or transactions that occurred subsequent to June 30, 2025, through the date when the financial statement was issued, and has determined there were no material events that would require recognition or disclosure in this financial statement.

The accompanying notes are an integral part of this Statement of financial condition